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                                                                    Exhibit 99.1



Blackwater Midstream Announces Completion of $4.2 Million Common Stock Offering Blackwater Midstream Corp. (OTCBB:BWMS), a liquid petroleum and chemical terminal storage company, announced today that it has completed the private placement of approximately $4.2 million of common stock to accredited and offshore investors. Falcon Securities (UK) Limited, a member of the London Stock Exchange and a company regulated by the Financial Services Authority of England, acted as placement agent.

The proceeds of the offering will be used to commence design and construction of the first phase of a planned total of 10 million barrels of liquid petroleum storage terminal capacity in the lower Mississippi region. Additionally, Blackwater Midstream is pursuing the acquisition of existing terminal storage facilities and will use a portion of the proceeds to prepare for its anticipated listing on the NASDAQ Capital Market.

Michael Suder, CEO of Blackwater Midstream, said, "This initial investment indicates that investors have confidence in our business strategy and management team. We believe this offering will allow us to execute on our plans and dramatically grow the enterprise."

Crystal Parzik
artfix media
CRYSTAL@ARTFIXMEDIA.COM